November 13, 2019

Gustav Bahn
Associate General Counsel
Steadfast Apartment REIT, Inc.
18100 Von Karman Avenue, Suite 500
Irvine, California 92612

       Re: Steadfast Apartment REIT, Inc.
           Registration Statement on Form S-4
           Filed November 5, 2019
           File No. 333-234520

Dear Mr. Bahn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Heath Linsky